Exhibit 99.1

Scienjoy Integrates AI Capabilities into Live Streaming Platforms Across Markets

BEIJING, January 28, 2026 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced the deployment of AI-powered live streamers across its domestic and overseas platforms. This milestone marks a critical transition from technology development to large-scale commercial deployment, with innovative products—ranging from streamer avatars modeled on real individuals to fully digital streamers—being rolled out across multiple platforms.

Streamer Avatars Launched in China, Unlocking Top Streamer Value

Leveraging its technological capabilities in digital human modeling, voice-driven systems, and real-time interaction, Scienjoy has officially launched a digital avatar livestreaming service on its flagship livestreaming platform in China. These avatars are trained using data from real streamers and can replicate their behavior and hosting styles with high fidelity, enabling round-the-clock broadcasting even when human hosts are offline.

The Company believes that this innovative hybrid model of “real streamer + digital avatar” will achieve uninterrupted content delivery, bridge offline gaps for top streamers, and enhance user retention, content supply, and operational flexibility across the platform. Upon launching the app, users can access real streamers or their clearly labeled digital avatars from the navigation menu. This transparent labeling eliminates potential viewer confusion and ensuring full compliance with Chinese livestreaming regulations—without compromising the quality of the live broadcast experience.

With the support of avatars, real streamers can concentrate on content creation and high-value viewer engagement during peak hours, while delegating routine interactions and long-tail traffic management to their digital avatars. This optimized workflow transforms time-constrained content production into sustainable digital productivity, further improving user retention, content supply, and platform operational efficiency and scalability.

Digital Streamers Piloted Overseas, Demonstrating Cross-Market Adaptability

Built on the same technological foundation, digital streamers have been piloted and deployed on Scienjoy’s overseas platform, BeeLive. Unlike the Company’s domestic platforms, BeeLive features a dedicated “Digital Streamer” tab, separate from the real human streamer section, allowing users to easily discover and switch between content hosted by human or AI-powered streamers.

These digital streamers are created through a standardized production pipeline and can be rapidly adapted to a wide range of livestreaming scenarios, including entertainment, gaming, and e-commerce. This provides Scienjoy’s international operations with a stable, cost-effective, and highly scalable content solution.

The overseas pilot demonstrates the strong replicability of Scienjoy’s digital streamer technology across diverse cultural and market environments, supporting the Company’s global expansion with consistent and efficient content delivery.

A Unified Technical Infrastructure for Sustained Growth

From streamer avatars trained on real hosts to fully standardized, mass-producible digital streamers, Scienjoy’s AI commercialization strategy is built on a unified technical infrastructure. This deployment represents not an endpoint, but a foundation for continued validation and scaling of its AI capabilities.

As AI integration deepens across its product portfolio, Scienjoy is strengthening its technology-driven growth model and accelerating its evolution from a traditional mobile internet company into an AI-powered technology enterprise.

Leadership Perspective

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented: “The deployment of AI-powered streamers across our platforms validates our technical capabilities and, more importantly, reflects our commitment to building a new growth model that integrates technology, real-world scenarios and business value. Moving forward, we will continue to deepen AI applications within our existing operations while expanding into new industry scenarios to build a sustainable growth trajectory.”

“By enhancing technological standardization and cross-market adaptability, we aim to deliver more immersive and intelligent interactive experiences for users and provide enterprises with practical, results-driven AI solutions .”

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts
Denny Tang
Chief Financial Officer
Scienjoy Holding Corporation
+86-10-64428188
ir@scienjoy.com

Ascent Investor Relations LLC
Tina Xiao
+1-646-932-7242
investors@ascent-ir.com